

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

Via Secure E-mail
Robert Rasmus
Co-Chief Executive Officer
Hi-Crush Partners LP
Three Riverway, Suite 1550
Houston, TX 77056

> **Re: Hi-Crush Partners LP**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 11, 2012**
> **CIK No. 0001549848**

Dear Mr. Rasmus:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1, submitted May 11, 2012

General

1. Prior to the effectiveness of the company's registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

2. Prior to effectiveness, please have a NYSE representative call the staff to confirm that your securities have been approved for listing.

3. We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information

now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4. Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. Please provide the staff with copies of any such sales literature you intend to use, prior to use. See CF Disclosure Guidance Topic No. 3 (December 19, 2011).

5. Please note the applicability of Securities Act Industry Guide 5, including conflict of interest disclosure, which should be considered in the preparation of your limited partnership offering. Refer to Securities Act Release 33-6900 for guidance and revise as appropriate.

6. We note that you have not provided several exhibits, including the underwriting agreement, tax and legality opinions, and material contracts. Please note that we review, and frequently comment upon, these agreements. Please allow sufficient time for us to do so.

7. Please provide us with copies of the reports citing the industry data you provide throughout your prospectus, marked with page references tracking your disclosures in the submission. Additionally, please disclose the approximate dates when such reports were issued and advise us whether you funded or were otherwise affiliated with any of the sources you cite.

8. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

9. We note the disclosure on pages one, five, ten, and 117 about the potential for asset purchases involving affiliated parties, including your sponsor. It appears that the parties currently do not have an intention to engage in any such transactions. Please revise the extensive disclosure about possible acquisitions to place them in context, including the possibility that your sponsor could acquire or sell assets for the benefit of itself or parties other than you. Also, with respect to any potential material asset purchases from affiliates, please revise to more fully address the procedures you will follow in negotiating and approving the terms of any transaction. For example, it is unclear whether Conflicts Committee participation or unit holder vote would be required and under what circumstances.

Prospectus Cover Page

10.   Please revise to the extent practicable to simplify and shorten the listed risk factors. Additionally, please revise to address (1) the material tax consequences to unitholders, (2) unitholders' limited voting rights and inability to remove the general partner and (3) the statement on page 38 that your general partner "may modify or revoke [y]our cash distribution policy at any time at its discretion."

11.   Please revise your cover page to more prominently cross-reference to your Risk Factor disclosure. See Item 501(b)(5) of Regulation S-K.

12.   With respect to the line item "Proceeds to Hi-Crush Partners," please revise by footnote or otherwise to clarify that you will not retain any proceeds of this offering and that you plan to distribute proceeds to your sponsor.

Summary

13.   We note you make various promotional statements about your products, management and operations. Examples include:
- "Our reserves consist of "Northern White" sand, a unique resource … which is highly valued as a preferred proppant …" (page one);
- "Analysis of our sand by independent third party testing companies indicates that it demonstrates superior characteristics with regard to crush strength (ability to withstand high pressures), turbidity (low levels of contaminants) and roundness and sphericity (facilitates hydrocarbon flow or conductivity) as compared to other raw frac sand, including other Northern White sand, and certain resin coated products." (page two);
- "our raw frac sand is particularly well suited for and is experiencing significant demand from customers for use in the hydraulic fracturing of unconventional oil and natural gas wells." (page six);
- "the experience of our management team in frac sand mining and processing facility development has allowed us to design and develop modern operations more efficiently than many of our competitors." (page seven);
- "we believe that members of our management team have overseen the design, construction and staffing for the majority of major sand mining and processing facilities developed in the last 10 years." (page nine)

        With a view to disclosure, please provide us with your basis for these statements.

14.   We note your statement on page one and elsewhere that you are able "to process and cost-effectively deliver approximately 1.6 million tons of frac sand per year." Given your limited operating history and deliveries to date, please advise us of your basis for this statement.

15.   We note your disclose reserves for your Wyeville property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 418(a) and (b) of Regulation C. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418 (b) of Regulation C.

16.   Please disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The cutoff grade

- The metallurgical recovery factor for each of your mines.

- All historic three-year average prices and/or currency conversion factors that were used to estimate your reserves.

17. We note the table on page three summarizing certain statistics relating to your existing long-term contracts. Please balance this disclosure by presenting the penalties you must pay if you fail to deliver the contractual minimums.

18. Please revise your summary risk factors, Risk Factors, and Estimated Cash Available for Distribution to address your working capital levels and requirements and to discuss the impact on your ability to pay the minimum distribution.

19. We note your disclosure in this section and elsewhere, referring to mines and other mineral properties that exist in the proximity of your property which are controlled by your sponsor and not your company. Please describe only the geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

20. Please revise the disclosure under cash distributions on page 14 to address your pro forma cash available for distribution as of your most recent quarterly period on a per unit basis. To the extent that your pro forma cash available for distribution to unit holders is less than the minimum quarterly distribution amount, please quantify the shortfall in numeric and percentage terms.

21. Please revise the introduction to the bullet points on page 18 to state whether or not the closing of the IPO is contingent on achieving the various items described in the bullet points.

22. Please revise here and where appropriate to disclose the "fixed cost per ton excavated."

Dilution, page 54

23. Please revise footnote two to the table on page 55 to clarify whether the total consideration amount reflects any reductions associated with the payout of the offering proceeds to your sponsor.

Cash Distribution Policy and Restrictions on Distributions, page 56

24.   Please revise to further clarify in quantitative terms the extent to which your mines were operational and generating revenues before and after the date you acquired them. And further clarify the extent to which your forecasts are based on the historical revenues and expenses of those assets.

25.   On page 63 you project your estimated cash available for distribution for the twelve months ended September 30, 2013. However, your offering contemplates a minimum quarterly distribution. Please revise or advise us why you do not present your projected cash available for distribution on a quarterly basis.

26.   We note your intention to enter into a credit agreement. Once you have done so, please revise your presentation on page 63 to project your compliance with any material covenants that may impact your ability to make distributions.

27.   Please revise to address the extent to which you may draw from your credit agreement or other non-operating sources for distributions.

28.   We note your statement on page 66 that you "do not expect to spend capital to replace [y]our reserves ratably quarter-over-quarter or year-over-year but expect, over the long term, to invest capital to maintain [y]our operating capacity" and your estimate of maintenance and replacement capital expenditures, including reserve replacement cost, "based on $1.35 per ton of sand sold." Please revise your disclosure to address the material factors and assumptions underlying your estimate. To the extent that your existing estimate of maintenance and replacement capital expenditures does not fully reflect a long-term view of the reserve replacement costs, please revise the disclosure to address.

Selected Historical and Pro Forma Financial and Operating Data, page 80

29.   We note from your disclosure that the pro forma financial statements give effect to expected entry into a new credit facility. This appears to be inconsistent with the pro forma adjustments presented on F-7. Please clarify or revise. In addition, we note the adjustment relates to an expected entry into a new credit facility. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to the offering, factually supportable, and expected to have a continuing impact. If you continue to believe your adjustment is appropriate, provide a detailed explanation supporting your conclusion and justify how your accounting treatment is consistent with Article 11 of Regulation S-X.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 84</u>

<u>Overall Trends and Outlook, page 85</u>

30.   We note you provide a brief overview of the factors that impact the costs of conducting your business; however this discussion is in generalized terms and does not explain how the factors discussed impacted results during the periods covered by your Management's Discussion and Analysis nor does it provide insight into how these factors may impact your results in the future. It is unclear, for example, how much of the increase in Cost of Goods Sold is attributable to royalties compared to excavating and processing costs. In addition, it is unclear if energy costs materially impacted your results as suggested by your risk factor on page 31. Please revise to provide additional quantitative and qualitative discussion explaining the material changes in expenses between periods.

<u>Working Capital, page 93</u>

31.   Please clarify whether any current assets are not being contributed to you.

<u>Business, page 108</u>

32.   Your disclosure on page 111 states you commenced sand excavation and processing in June 2011. Please clarify the status of your Wyeville facility prior to your acquiring it.

33.   Please revise the introduction of each of "Excavation Operations," "Processing Facilities" and "Logistics Capabilities" to address the extent to which such operations are owned and/or conducted by affiliates or third parties.

<u>Sand Reserves, Page 111</u>

34.   We note your reference to core hole sampling and analysis in this section. Detailed sampling provides the basis for the quality estimate or grade of your mineral deposit. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

35.   We note you acquired your property interests in 2011. Please disclose the following information for each of your properties:

   •   The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

36. To the extent material, please expand upon your page 113 disclosure under Industry Crush Strength Benchmarking to provide additional insight into the parameters a customer would consider relevant in making a purchase decision. It is unclear, for example, to what extent a pound per square inch capability beyond the industry average affects the price or otherwise impacts the choice of supplier. Also, please clarify the references to PropTester and Stim-Lab.

37. Your Management's Discussion and Analysis makes references to royalties payable based on the amount of sand excavated, delivered, and sold. It is unclear why your disclosure does not address the material terms of the royalties. Similarly, it is unclear why the royalty agreement is not listed as a material contract in your exhibits index. Please advise or revise.

38. Please update your exhibits index to include the four long-term sales contracts referred to on page 116. Also, please revise your disclosure to address any other material terms, such as termination provisions.

39. We note your existing disclosure that you are required to pay penalties if you fail to deliver contracted volumes. With a view to disclosure, please advise us whether you

expect to be able to deliver contracted volumes, if necessary, by purchasing frac sand from third parties.

40.   We note the statement on page 118 and elsewhere that unitholders will not be able to "directly" participate in your management or operations. Please revise to address the extent to which they are able to *indirectly* participate or affect the oversight of your operations.

Environmental Matters, page 119

41.   We note you are subject to various Federal and State permitting requirements and may also have several outstanding permit applications. Please provide a short summary of your current permits and/or operational plans required to perform mining and exploration activities on your property.

Management, page 123

42.   We note the statement on page 123 that the executive officers of your sponsor will allocate their time between managing your business and affairs and the business and affairs of your sponsor. Please revise to quantify the approximate amount or percentage of professional time each of your executive officers will devote to your business.

Executive Compensation and Other Information, page 127

43.   Please add the two employment agreements referenced in this section to your exhibits index.

Certain Relationships and Related Transactions, page 131

44.   Please file the Management Services Agreement referred to on page 133. In addition, please advise us why the management services fees are not presented in your Summary Compensation table as indirect compensation. Also, please clarify whether you or your sponsor will assume the obligations of this agreement going forward. To the extent that you will replace your sponsor as the obligor, please confirm that these expenses are included in your projections and other estimates of future expenses.

45.   Please file the agreements evidencing the convertible promissory notes.

The Partnership Agreement, page 144

46.   We note the disclosure on page 146 that your partnership agreement requires claims, suits, actions, or proceedings be exclusively brought in the Court of Chancery in the State of Delaware. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have

included a choice of forum clause in your partnership agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Units Eligible for Future Sale, page 158

47.   In the first paragraph on page 158 you disclose that the subordinated units convert at the end of the subordination period but "some may convert earlier." Please disclose the amount of units that may convert earlier and the circumstances under which they may convert or include a cross reference to this disclosure.

General

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

    As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

    You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

                                    Sincerely,

                                    /s/ James Lopez (for)

                                    John Reynolds
                                    Assistant Director